Exhibit 1

Appendix A

COVERED PERSONS

Name	Position(s)	Principal Business Address	Principal Occupation	Citizenship
Becky Hwang	Director of The Grace and Mercy Foundation, Inc.	c/o The Grace and Mercy Foundation, Inc. 888 Seventh Avenue, 22nd Floor New York, NY 10106	Charitable Foundation Executive	United States
Sumi L. Kim	Director and Co-President of The Grace and Mercy Foundation, Inc.	c/o The Grace and Mercy Foundation, Inc. 888 Seventh Avenue, 22nd Floor New York, NY 10106	Charitable Foundation Executive	United States
Chung Hoon Ko	Director and Co-President of The Grace and Mercy Foundation, Inc.	c/o The Grace and Mercy Foundation, Inc. 888 Seventh Avenue, 22nd Floor New York, NY 10106	Charitable Foundation Executive	United States
ImHyuk Yi	Treasurer and Secretary of The Grace and Mercy Foundation, Inc.	c/o The Grace and Mercy Foundation, Inc. 888 Seventh Avenue, 22nd Floor New York, NY 10106	Charitable Foundation Executive	United States
Sung Kook Hwang	Member and Senior Advisor of The Grace and Mercy Foundation, Inc.	c/o The Grace and Mercy Foundation, Inc. 888 Seventh Avenue, 22nd Floor New York, NY 10106	Self-Employed	United States

Section 2(a): The Reporting Person, The Grace and Mercy Foundation, Inc. (the “Foundation”), is a charitable, nonprofit and nonstock Delaware corporation. As a nonstock corporation, pursuant to §114 of the Delaware General Corporation Law (the “DGCL”), the Foundation does not have shareholders. The member of the Foundation has certain voting rights under the DGCL, but has no pecuniary interest in the Foundation, no property right in any membership, is not an officer of the Foundation and is not on its Board of Directors or its Investment Committee. The filing of this Schedule 13D shall not be construed as an admission that Mr. Hwang, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, controls the Reporting Person or is the beneficial owner of any of the securities reported herein.

Section 2(d): On April 25, 2022, the United States Attorney’s Office for the Southern District of New York filed an indictment against Mr. Hwang with the United States District Court for the Southern District of New York (the “District Court”). The charges involved Archegos Capital Management, LP (“Archegos”). On July 10, 2024, Mr. Hwang was found guilty following a jury trial of (i) four counts of conspiracy, securities fraud, and wire fraud, and (ii) six counts of market manipulation. On August 7, 2025, the District Court entered a judgment reflecting, among other things, (i) Mr. Hwang’s aggregate sentence of eighteen years’ imprisonment and three years of supervised release and (ii) a restitution order in the amount of approximately $9.4 billion. Mr. Hwang’s appeal is pending in the United States Court of Appeals for the Second Circuit.